GRASIM

ADITYA BIRLA GROUP

82-3322

07020307

December 14, 2006

BY AIR MAIL

SEC MAIL PROCESSING WASH. D.C. 213

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Re: **Employee Stock Option Scheme – 2006**

We are sending herewith 6 (six) copies of the Notice pursuant to Section 192A(2) of the Companies Act, 1956, dated 15th December, 2006, being sent to our shareholders along with the Postal Ballot Form for seeking their approval to the Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme – 2006 and offer and issue of equity shares under the same.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl : as above

PROCESSED

JAN 17 2007

THOMSON FINANCIAL

1/16

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Dear Shareholder(s),

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A (2) of the Companies Act, 1956 ("Act"), read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, that the enclosed draft resolution relating to approval of Employee Stock Option Scheme-2006 (ESOS-2006) under the provisions of Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") and Section 81(1A) of the Act, is proposed to be passed by Postal Ballot.

The Company proposes to introduce Employee Stock Option Scheme-2006 (ESOS-2006) under SEBI Guidelines to promote the culture of employee ownership in the Company. Accordingly, your approval is sought for the proposal as contained in the draft Resolution. Draft Special Resolution and the Explanatory Statement with reference thereto alongwith a Postal Ballot Form are being sent herewith for your consideration. The Company has appointed Shri Anil Jain, Chartered Accountant, Nagda as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read instructions printed in the Postal Ballot Form and return the Form (no other Form or photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer on or before 17th January, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to one of its Directors or a person authorised by any one of the Directors of the Company after completion of the scrutiny and the result of postal ballot will be announced by the Director or a person authorised by any one of the Directors of the Company on 20th January, 2007 at 12 noon at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.). Shareholders who wish to be present at the time of declaration of the result may do so at the above venue at the appointed time. The result of the Postal Ballot will also be displayed at the said Office of the Company and posted on the Company's website "www.grasim.com" besides communication to the stock exchanges where the Company's shares are listed.

AS SPECIAL RESOLUTION

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution: -

"RESOLVED THAT pursuant to the provisions of Section 81(1A), and all other applicable provisions, if any, of the Companies Act, 1956, (the Act), the Memorandum and Articles of Association of the Company, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") or any statutory modification(s) or re-enactment of the Act or the SEBI guidelines, provisions of any other applicable laws or regulations and listing agreement (s) entered into by the Company with the stock exchanges where the securities of the Company are listed and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof, including the ESOS Compensation Committee which the Board has constituted to exercise its powers, including the powers, conferred by this resolution), the consent of the Company be and is hereby accorded to introduction of the

"Employee Stock Option Scheme–2006" (hereinafter referred to as the "ESOS–2006" or the "Scheme"), the salient features of which are furnished in the Explanatory Statement to the Notice and the consent of the Company be and is hereby accorded to the Board of the Company to create, grant, offer, issue and allot at any time to or to the benefit of such person(s) who are in permanent employment of the Company in the management cadre, working in India or out of India, including any Whole Time Director(s) of the Company (hereinafter collectively referred to as "the employees") as are proposed to be covered under the Scheme, options exercisable into not more than 2,75,000 equity shares of Rs.10/- each of the Company being 0.30% of the paid-up equity share capital of the Company, in one or more tranches, and on such terms and conditions as may be fixed or determined by the Board in accordance with the provisions of the law, SEBI guidelines or guidelines issued by the relevant Authority(ies)."

"RESOLVED FURTHER THAT without prejudice to the generality of the above but subject to the terms as approved by the Members, the Board be and is hereby authorised to formulate the Scheme (including terms relating to eligibility of the said employees under the Scheme), to grant the options under the Scheme (detailing the terms of the option) at such time or times as it may decide in its absolute discretion, as to when the said equity shares are to be issued, the number of shares to be issued in each tranche, the terms or combination of terms subject to which the said shares are to be issued (including the combination of terms for shares issued at various points of time), the conditions under which option vested in employees may lapse, terms relating to specified time within which the employee should exercise his option in the event of his termination or resignation, terms relating to dividend on the shares to be issued and all such other terms as could be applicable to the offerings of similar nature."

"RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issues, bonus issues, merger, demerger, amalgamation, sale of division and any other form of corporate restructuring, if any additional equity shares are issued by the Company to the Option Grantees for the purpose of making a fair and reasonable adjustment to the options granted earlier, the above ceiling of 2,75,000 equity shares of Rs.10/- each shall be deemed to be increased to the extent of such additional equity shares issued."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot equity shares upon exercise of options from time to time in accordance with the Scheme and such equity shares shall rank pari passu in all respects with the then existing equity shares of the Company."

"RESOLVED FURTHER THAT in case the equity shares of the Company are either sub-divided or consolidated, then the number of shares to be allotted and the price of acquisition payable by the Option Grantees under the Scheme shall automatically stand augmented or reduced, as the case may be, in the same proportion as the present face value of Rs.10/- per equity share bears to the revised face value of the equity shares of the Company after such sub-division or consolidation, without affecting any other rights or obligations of the said allottees."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the securities allotted under the Scheme on the stock exchanges where the securities of the Company are listed as per the provisions of the listing agreement(s) with the concerned stock exchanges, the SEBI guidelines and other applicable laws and regulations."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to make modifications, changes, variations, alterations or revisions in the said Scheme as it may deem fit, from time to time in conformity with the provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company, SEBI Guidelines and any other applicable laws, unless such variation, amendment, modification or alteration is detrimental to the interest of the present and future employees of the Company."

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173 AND 192A OF THE COMPANIES ACT, 1956

Your Company appreciates the critical role its employees play in its growth. Your Company strongly feels that the value created by its employees should be shared with them. To promote the culture of employee ownership in your Company, the Board of Directors of your Company at its meeting held on 7th December, 2006 resolved to introduce the "Employee Stock Option Scheme-2006" (hereinafter referred to as the "ESOS-2006" or the "Scheme") subject to the approval of the shareholders and the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended (the "SEBI Guidelines"). The Board of Directors of your Company also constituted a Compensation Committee comprising of a majority of independent directors (hereinafter called "ESOS Compensation Committee") to formulate the detailed terms and conditions of the ESOS-2006 and once formulated, to administer and implement the ESOS-2006 in accordance with the SEBI Guidelines.

The approval of the shareholders is, therefore being sought for issue of stock options to the employees of your Company by introduction of the ESOS-2006.

The main features of the ESOS-2006 are as under:

1. Total number of options to be granted

A total of not more than 2,75,000 (Two lac seventy five thousand) options would be available for being granted to eligible permanent employees of the Company in the management cadre, working in India or out of India under the Scheme, detailed terms of which are to be formulated by the Board of Directors of the Company (the "**Board**" which expression includes any Committee thereof, including the ESOS Compensation Committee of the Board of Directors constituted by the Board in this behalf) but subject to the broad parameters of the Scheme to be approved by the shareholders. Each option when exercised would be converted into one equity share of Rs.10/- fully paid-up of your Company.

Vested options that lapse due to non-exercise or unvested options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

SEBI Guidelines require that in case of any corporate action(s) such as rights issues, bonus issues, merger, sale of division and others, a fair and reasonable adjustment needs to be made to the options granted. Accordingly, if any additional equity shares are issued by the Company to the Option Grantees for making such fair and reasonable adjustment, the ceiling of 2,75,000 equity shares shall be deemed to be increased to the extent of such additional equity shares issued.

2. Identification of classes of employees entitled to participate in the Employee Stock Option Scheme

All permanent employees of the Company in the management cadre, working in India or out of India, including the Whole Time Directors, but excluding the promoters or persons belonging to the promoter group of the Company, as may be decided by the ESOS Compensation Committee from time to time, would be entitled to be granted stock options under the Scheme.

3. Transferability of employee stock options

The stock options granted to an employee will not be transferable to any person and shall not be renounced, pledged, hypothecated, mortgaged or otherwise alienated in any manner. However, in the event of the death of an employee stock option holder while in employment, the right to exercise all the vested options granted to him till such date and unvested options scheduled to be vested within six months from the date of death of such employee, shall be transferred to his legal heirs or nominees.

4. Requirements of vesting, period of vesting and maximum period within which the options shall be vested

The Options granted shall vest so long as the employee continues to be in the employment of the Company. The ESOS Compensation Committee may, at its discretion, lay down certain criteria including, but not limited to, performance metrics on the achievement of which the granted options would vest, the detailed terms and conditions relating to such criteria for vesting and the proportion in which options granted would vest (subject to the minimum and maximum vesting period as specified below).

The options would vest not earlier than one year and not later than five years from the date of grant of options. The exact proportion in which and the exact period over which the options would vest would be determined by the ESOS Compensation Committee, subject to the minimum vesting period of one year from the date of grant of options.

5. **Exercise Price**

The *exercise price* shall be the average price of the equity shares of the Company in the immediate preceding seven day period (at a stock exchange as determined by the ESOS Compensation Committee) on the date prior to the date on which the ESOS Compensation Committee finalises the specific number of Options to be granted to the Employees discounted by such percentage not exceeding 30% (thirty per cent) to be determined by the ESOS Compensation Committee in the best interest of the various stake holders in the then prevailing market conditions.

6. **Exercise Period and the process of Exercise**

The Exercise period would commence from the date of vesting and will expire on completion of five years from the date of vesting of options.

The options will be exercisable by the Employees by a written application accompanied by payment of the exercise price to the Company to exercise the options in such manner, and on execution of such documents, as may be prescribed by the ESOS Compensation Committee from time to time. The options will lapse if not exercised within the specified exercise period.

7. **Appraisal Process for determining the eligibility of the employees to ESOS-2006**

The appraisal process for determining the eligibility of the employees will be specified by the ESOS Compensation Committee, and will be based on criteria such as role / level of the employee, past performance record, future potential of the employees, balance number of years of service until normal retirement age and/or such other criteria that may be determined by the ESOS Compensation Committee at its sole discretion.

8. **Maximum number of options to be issued per employee and in aggregate**

The number of Options that may be granted to an employee under the Scheme shall be decided by the Board. However, the number of options that may be granted to a single employee under the Scheme shall not exceed 0.1% of the paid-up equity share capital of your Company at the time of grant of options. The aggregate of all such grants shall not exceed 2,75,000 Options (0.30% of paid up equity share capital of your Company).

9. **Disclosure and Accounting Policies**

The Company shall comply with the accounting policies prescribed under Clause 13.1 of the SEBI Guidelines and all other disclosure requirements and accounting policies prescribed as per the SEBI Guidelines and other applicable laws and regulations.

10. **Method of option valuation**

To calculate the employee compensation cost, the Company shall use the Intrinsic Value Method for valuation of the options granted.

In case your Company calculates the employee compensation cost using the Intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the cost that shall have been recognized if it had used the Fair Value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

As the Scheme provides for issue of shares to be offered to persons other than existing shareholders of the Company, consent of the members is being sought pursuant to Section 81(1A) and all other applicable provisions, if any, of the Act and as per Clause 6 of the SEBI Guidelines.

Accordingly, the Board recommends the resolution as set out above, for your approval as Special Resolution.

The Options to be granted under the ESOS-2006 shall not be treated as an offer or invitation made to the public for subscription in the securities of your Company.

None of the Directors of the Company, is in any way, concerned or interested in the resolution, except to the extent of the stock options or securities that may be offered to them under the Scheme.

By Order of the Board

Ashok Malu
Company Secretary

Date: 15th December, 2006

Registered Office:
Grasim Industries Limited
Birlagram,
Nagda – 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

(1) Name(s) of Shareholder(s) including Joint-holders, if any :

(2) Registered Address of the Sole / First named Shareholder :

(3) Registered Folio No. / DPID No. & Client ID No.* : (*Applicable to investors holding shares in demat form)

(4) No. of Shares held :

(5) I/We hereby exercise my/our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending, my/our assent or dissent to the said resolution by placing tick (✔) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme -2006 and offer and issue of equity shares under the same.			

(Signature of the Shareholder)

Place :

Date :

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS:

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), it must be accompanied by a certified true copy of the power of attorney. If such power of attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. Duly completed **Postal Ballot Form should reach the Company not later than the close of working hours on Wednesday, 17th January, 2007**. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✔) mark should be placed in the relevant box signifying assent (FOR)/dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✔) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the postal ballot will be final.

12. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Dear Shareholder(s),

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A (2) of the Companies Act, 1956 ("Act"), read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, that the enclosed draft resolution relating to approval of Employee Stock Option Scheme-2006 (ESOS-2006) under the provisions of Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") and Section 81(1A) of the Act, is proposed to be passed by Postal Ballot.

The Company proposes to introduce Employee Stock Option Scheme-2006 (ESOS-2006) under SEBI Guidelines to promote the culture of employee ownership in the Company. Accordingly, your approval is sought for the proposal as contained in the draft Resolution. Draft Special Resolution and the Explanatory Statement with reference thereto alongwith a Postal Ballot Form are being sent herewith for your consideration. The Company has appointed Shri Anil Jain, Chartered Accountant, Nagda as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read instructions printed in the Postal Ballot Form and return the Form (no other Form or photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer on or before 17th January, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to one of its Directors or a person authorised by any one of the Directors of the Company after completion of the scrutiny and the result of postal ballot will be announced by the Director or a person authorised by any one of the Directors of the Company on 20th January, 2007 at 12 noon at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.). Shareholders who wish to be present at the time of declaration of the result may do so at the above venue at the appointed time. The result of the Postal Ballot will also be displayed at the said Office of the Company and posted on the Company's website "www.grasim.com" besides communication to the stock exchanges where the Company's shares are listed.

AS SPECIAL RESOLUTION

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution: -

"RESOLVED THAT pursuant to the provisions of Section 81(1A), and all other applicable provisions, if any, of the Companies Act, 1956, (the Act), the Memorandum and Articles of Association of the Company, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") or any statutory modification(s) or re-enactment of the Act or the SEBI guidelines, provisions of any other applicable laws or regulations and listing agreement (s) entered into by the Company with the stock exchanges where the securities of the Company are listed and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof, including the ESOS Compensation Committee which the Board has constituted to exercise its powers, including the powers, conferred by this resolution), the consent of the Company be and is hereby accorded to introduction of the

"Employee Stock Option Scheme-2006" (hereinafter referred to as the "ESOS-2006" or the "Scheme"), the salient features of which are furnished in the Explanatory Statement to the Notice and the consent of the Company be and is hereby accorded to the Board of the Company to create, grant, offer, issue and allot at any time to or to the benefit of such person(s) who are in permanent employment of the Company in the management cadre, working in India or out of India, including any Whole Time Director(s) of the Company (hereinafter collectively referred to as "the employees") as are proposed to be covered under the Scheme, options exercisable into not more than 2,75,000 equity shares of Rs.10/- each of the Company being 0.30% of the paid-up equity share capital of the Company, in one or more tranches, and on such terms and conditions as may be fixed or determined by the Board in accordance with the provisions of the law, SEBI guidelines or guidelines issued by the relevant Authority(ies)."

"RESOLVED FURTHER THAT without prejudice to the generality of the above but subject to the terms as approved by the Members, the Board be and is hereby authorised to formulate the Scheme (including terms relating to eligibility of the said employees under the Scheme), to grant the options under the Scheme (detailing the terms of the option) at such time or times as it may decide in its absolute discretion, as to when the said equity shares are to be issued, the number of shares to be issued in each tranche, the terms or combination of terms subject to which the said shares are to be issued (including the combination of terms for shares issued at various points of time), the conditions under which option vested in employees may lapse, terms relating to specified time within which the employee should exercise his option in the event of his termination or resignation, terms relating to dividend on the shares to be issued and all such other terms as could be applicable to the offerings of similar nature."

"RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issues, bonus issues, merger, demerger, amalgamation, sale of division and any other form of corporate restructuring, if any additional equity shares are issued by the Company to the Option Grantees for the purpose of making a fair and reasonable adjustment to the options granted earlier, the above ceiling of 2,75,000 equity shares of Rs.10/- each shall be deemed to be increased to the extent of such additional equity shares issued."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot equity shares upon exercise of options from time to time in accordance with the Scheme and such equity shares shall rank pari passu in all respects with the then existing equity shares of the Company."

"RESOLVED FURTHER THAT in case the equity shares of the Company are either sub-divided or consolidated, then the number of shares to be allotted and the price of acquisition payable by the Option Grantees under the Scheme shall automatically stand augmented or reduced, as the case may be, in the same proportion as the present face value of Rs.10/- per equity share bears to the revised face value of the equity shares of the Company after such sub-division or consolidation, without affecting any other rights or obligations of the said allottees."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the securities allotted under the Scheme on the stock exchanges where the securities of the Company are listed as per the provisions of the listing agreement(s) with the concerned stock exchanges, the SEBI guidelines and other applicable laws and regulations."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to make modifications, changes, variations, alterations or revisions in the said Scheme as it may deem fit, from time to time in conformity with the provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company, SEBI Guidelines and any other applicable laws, unless such variation, amendment, modification or alteration is detrimental to the interest of the present and future employees of the Company."

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173 AND 192A OF THE COMPANIES ACT, 1956

Your Company appreciates the critical role its employees play in its growth. Your Company strongly feels that the value created by its employees should be shared with them. To promote the culture of employee ownership in your Company, the Board of Directors of your Company at its meeting held on 7th December, 2006 resolved to introduce the "Employee Stock Option Scheme–2006" (hereinafter referred to as the "ESOS–2006" or the "Scheme") subject to the approval of the shareholders and the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended (the "SEBI Guidelines"). The Board of Directors of your Company also constituted a Compensation Committee comprising of a majority of independent directors (hereinafter called "ESOS Compensation Committee") to formulate the detailed terms and conditions of the ESOS–2006 and once formulated, to administer and implement the ESOS-2006 in accordance with the SEBI Guidelines.

The approval of the shareholders is, therefore being sought for issue of stock options to the employees of your Company by introduction of the ESOS-2006.

The main features of the ESOS–2006 are as under:

1. **Total number of options to be granted**

   A total of not more than 2,75,000 (Two lac seventy five thousand) options would be available for being granted to eligible permanent employees of the Company in the management cadre, working in India or out of India under the Scheme, detailed terms of which are to be formulated by the Board of Directors of the Company (the "**Board**" which expression includes any Committee thereof, including the ESOS Compensation Committee of the Board of Directors constituted by the Board in this behalf) but subject to the broad parameters of the Scheme to be approved by the shareholders. Each option when exercised would be converted into one equity share of Rs.10/- fully paid-up of your Company.

   Vested options that lapse due to non-exercise or unvested options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

   SEBI Guidelines require that in case of any corporate action(s) such as rights issues, bonus issues, merger, sale of division and others, a fair and reasonable adjustment needs to be made to the options granted. Accordingly, if any additional equity shares are issued by the Company to the Option Grantees for making such fair and reasonable adjustment, the ceiling of 2,75,000 equity shares shall be deemed to be increased to the extent of such additional equity shares issued.

2. **Identification of classes of employees entitled to participate in the Employee Stock Option Scheme**

   All permanent employees of the Company in the management cadre, working in India or out of India, including the Whole Time Directors, but excluding the promoters or persons belonging to the promoter group of the Company, as may be decided by the ESOS Compensation Committee from time to time, would be entitled to be granted stock options under the Scheme.

3. **Transferability of employee stock options**

   The stock options granted to an employee will not be transferable to any person and shall not be renounced, pledged, hypothecated, mortgaged or otherwise alienated in any manner. However, in the event of the death of an employee stock option holder while in employment, the right to exercise all the vested options granted to him till such date and unvested options scheduled to be vested within six months from the date of death of such employee, shall be transferred to his legal heirs or nominees.

4. **Requirements of vesting, period of vesting and maximum period within which the options shall be vested**

   The Options granted shall vest so long as the employee continues to be in the employment of the Company. The ESOS Compensation Committee may, at its discretion, lay down certain criteria including, but not limited to, performance metrics on the achievement of which the granted options would vest, the detailed terms and conditions relating to such criteria for vesting and the proportion in which options granted would vest (subject to the minimum and maximum vesting period as specified below).

   The options would vest not earlier than one year and not later than five years from the date of grant of options. The exact proportion in which and the exact period over which the options would vest would be determined by the ESOS Compensation Committee, subject to the minimum vesting period of one year from the date of grant of options.

5. **Exercise Price**

The exercise price shall be the average price of the equity shares of the Company in the immediate preceding seven day period (at a stock exchange as determined by the ESOS Compensation Committee) on the date prior to the date on which the ESOS Compensation Committee finalises the specific number of Options to be granted to the Employees discounted by such percentage not exceeding 30% (thirty per cent) to be determined by the ESOS Compensation Committee in the best interest of the various stake holders in the then prevailing market conditions.

6. **Exercise Period and the process of Exercise**

The Exercise period would commence from the date of vesting and will expire on completion of five years from the date of vesting of options.

The options will be exercisable by the Employees by a written application accompanied by payment of the exercise price to the Company to exercise the options in such manner, and on execution of such documents, as may be prescribed by the ESOS Compensation Committee from time to time. The options will lapse if not exercised within the specified exercise period.

7. **Appraisal Process for determining the eligibility of the employees to ESOS-2006**

The appraisal process for determining the eligibility of the employees will be specified by the ESOS Compensation Committee, and will be based on criteria such as role / level of the employee, past performance record, future potential of the employees, balance number of years of service until normal retirement age and/or such other criteria that may be determined by the ESOS Compensation Committee at its sole discretion.

8. **Maximum number of options to be issued per employee and in aggregate**

The number of Options that may be granted to an employee under the Scheme shall be decided by the Board. However, the number of options that may be granted to a single employee under the Scheme shall not exceed 0.1% of the paid-up equity share capital of your Company at the time of grant of options. The aggregate of all such grants shall not exceed 2,75,000 Options (0.30% of paid up equity share capital of your Company).

9. **Disclosure and Accounting Policies**

The Company shall comply with the accounting policies prescribed under Clause 13.1 of the SEBI Guidelines and all other disclosure requirements and accounting policies prescribed as per the SEBI Guidelines and other applicable laws and regulations.

10. **Method of option valuation**

To calculate the employee compensation cost, the Company shall use the Intrinsic Value Method for valuation of the options granted.

In case your Company calculates the employee compensation cost using the Intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the cost that shall have been recognized if it had used the Fair Value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

As the Scheme provides for issue of shares to be offered to persons other than existing shareholders of the Company, consent of the members is being sought pursuant to Section 81(1A) and all other applicable provisions, if any, of the Act and as per Clause 6 of the SEBI Guidelines.

Accordingly, the Board recommends the resolution as set out above, for your approval as Special Resolution.

The Options to be granted under the ESOS-2006 shall not be treated as an offer or invitation made to the public for subscription in the securities of your Company.

None of the Directors of the Company, is in any way, concerned or interested in the resolution, except to the extent of the stock options or securities that may be offered to them under the Scheme.

By Order of the Board

Ashok Malu
Company Secretary

Date: 15th December, 2006

Registered Office:
Grasim Industries Limited
Birlagram,
Nagda – 456 331 (M.P.)

GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

(1) Name(s) of Shareholder(s) including Joint-holders, if any :

(2) Registered Address of the Sole / First named Shareholder :

(3) Registered Folio No. / DPID No. & Client ID No.* : (*Applicable to investors holding shares in demat form)

(4) No. of Shares held :

(5) I/We hereby exercise my/our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending, my/our assent or dissent to the said resolution by placing tick (✔) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme -2006 and offer and issue of equity shares under the same.			

(Signature of the Shareholder)

Place :

Date :

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS:

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), it must be accompanied by a certified true copy of the power of attorney. If such power of attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. Duly completed **Postal Ballot Form should reach the Company not later than the close of working hours on Wednesday, 17th January, 2007**. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✔) mark should be placed in the relevant box signifying assent (FOR)/dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✔) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the postal ballot will be final.

12. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Dear Shareholder(s),

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A (2) of the Companies Act, 1956 ("Act"), read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, that the enclosed draft resolution relating to approval of Employee Stock Option Scheme-2006 (ESOS-2006) under the provisions of Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") and Section 81(1A) of the Act, is proposed to be passed by Postal Ballot.

The Company proposes to introduce Employee Stock Option Scheme-2006 (ESOS-2006) under SEBI Guidelines to promote the culture of employee ownership in the Company. Accordingly, your approval is sought for the proposal as contained in the draft Resolution. Draft Special Resolution and the Explanatory Statement with reference thereto alongwith a Postal Ballot Form are being sent herewith for your consideration. The Company has appointed Shri Anil Jain, Chartered Accountant, Nagda as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read instructions printed in the Postal Ballot Form and return the Form (no other Form or photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer on or before 17th January, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to one of its Directors or a person authorised by any one of the Directors of the Company after completion of the scrutiny and the result of postal ballot will be announced by the Director or a person authorised by any one of the Directors of the Company on 20th January, 2007 at 12 noon at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.). Shareholders who wish to be present at the time of declaration of the result may do so at the above venue at the appointed time. The result of the Postal Ballot will also be displayed at the said Office of the Company and posted on the Company's website "www.grasim.com" besides communication to the stock exchanges where the Company's shares are listed.

AS SPECIAL RESOLUTION

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution: -

"RESOLVED THAT pursuant to the provisions of Section 81(1A), and all other applicable provisions, if any, of the Companies Act, 1956, (the Act), the Memorandum and Articles of Association of the Company, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") or any statutory modification(s) or re-enactment of the Act or the SEBI guidelines, provisions of any other applicable laws or regulations and listing agreement (s) entered into by the Company with the stock exchanges where the securities of the Company are listed and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof, including the ESOS Compensation Committee which the Board has constituted to exercise its powers, including the powers, conferred by this resolution), the consent of the Company be and is hereby accorded to introduction of the

"Employee Stock Option Scheme–2006" (hereinafter referred to as the "ESOS–2006" or the "Scheme"), the salient features of which are furnished in the Explanatory Statement to the Notice and the consent of the Company be and is hereby accorded to the Board of the Company to create, grant, offer, issue and allot at any time to or to the benefit of such person(s) who are in permanent employment of the Company in the management cadre, working in India or out of India, including any Whole Time Director(s) of the Company (hereinafter collectively referred to as "the employees") as are proposed to be covered under the Scheme, options exercisable into not more than 2,75,000 equity shares of Rs.10/- each of the Company being 0.30% of the paid-up equity share capital of the Company, in one or more tranches, and on such terms and conditions as may be fixed or determined by the Board in accordance with the provisions of the law, SEBI guidelines or guidelines issued by the relevant Authority(ies)."

"RESOLVED FURTHER THAT without prejudice to the generality of the above but subject to the terms as approved by the Members, the Board be and is hereby authorised to formulate the Scheme (including terms relating to eligibility of the said employees under the Scheme), to grant the options under the Scheme (detailing the terms of the option) at such time or times as it may decide in its absolute discretion, as to when the said equity shares are to be issued, the number of shares to be issued in each tranche, the terms or combination of terms subject to which the said shares are to be issued (including the combination of terms for shares issued at various points of time), the conditions under which option vested in employees may lapse, terms relating to specified time within which the employee should exercise his option in the event of his termination or resignation, terms relating to dividend on the shares to be issued and all such other terms as could be applicable to the offerings of similar nature."

"RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issues, bonus issues, merger, demerger, amalgamation, sale of division and any other form of corporate restructuring, if any additional equity shares are issued by the Company to the Option Grantees for the purpose of making a fair and reasonable adjustment to the options granted earlier, the above ceiling of 2,75,000 equity shares of Rs.10/- each shall be deemed to be increased to the extent of such additional equity shares issued."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot equity shares upon exercise of options from time to time in accordance with the Scheme and such equity shares shall rank pari passu in all respects with the then existing equity shares of the Company."

"RESOLVED FURTHER THAT in case the equity shares of the Company are either sub-divided or consolidated, then the number of shares to be allotted and the price of acquisition payable by the Option Grantees under the Scheme shall automatically stand augmented or reduced, as the case may be, in the same proportion as the present face value of Rs.10/- per equity share bears to the revised face value of the equity shares of the Company after such sub-division or consolidation, without affecting any other rights or obligations of the said allottees."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the securities allotted under the Scheme on the stock exchanges where the securities of the Company are listed as per the provisions of the listing agreement(s) with the concerned stock exchanges, the SEBI guidelines and other applicable laws and regulations."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to make modifications, changes, variations, alterations or revisions in the said Scheme as it may deem fit, from time to time in conformity with the provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company, SEBI Guidelines and any other applicable laws, unless such variation, amendment, modification or alteration is detrimental to the interest of the present and future employees of the Company."

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173 AND 192A OF THE COMPANIES ACT, 1956

Your Company appreciates the critical role its employees play in its growth. Your Company strongly feels that the value created by its employees should be shared with them. To promote the culture of employee ownership in your Company, the Board of Directors of your Company at its meeting held on 7th December, 2006 resolved to introduce the "Employee Stock Option Scheme-2006" (hereinafter referred to as the "ESOS-2006" or the "Scheme") subject to the approval of the shareholders and the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended (the "SEBI Guidelines"). The Board of Directors of your Company also constituted a Compensation Committee comprising of a majority of independent directors (hereinafter called "ESOS Compensation Committee") to formulate the detailed terms and conditions of the ESOS-2006 and once formulated, to administer and implement the ESOS-2006 in accordance with the SEBI Guidelines.

The approval of the shareholders is, therefore being sought for issue of stock options to the employees of your Company by introduction of the ESOS-2006.

The main features of the ESOS-2006 are as under:

1. Total number of options to be granted

A total of not more than 2,75,000 (Two lac seventy five thousand) options would be available for being granted to eligible permanent employees of the Company in the management cadre, working in India or out of India under the Scheme, detailed terms of which are to be formulated by the Board of Directors of the Company (the "**Board**" which expression includes any Committee thereof, including the ESOS Compensation Committee of the Board of Directors constituted by the Board in this behalf) but subject to the broad parameters of the Scheme to be approved by the shareholders. Each option when exercised would be converted into one equity share of Rs.10/- fully paid-up of your Company.

Vested options that lapse due to non-exercise or unvested options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

SEBI Guidelines require that in case of any corporate action(s) such as rights issues, bonus issues, merger, sale of division and others, a fair and reasonable adjustment needs to be made to the options granted. Accordingly, if any additional equity shares are issued by the Company to the Option Grantees for making such fair and reasonable adjustment, the ceiling of 2,75,000 equity shares shall be deemed to be increased to the extent of such additional equity shares issued.

2. Identification of classes of employees entitled to participate in the Employee Stock Option Scheme

All permanent employees of the Company in the management cadre, working in India or out of India, including the Whole Time Directors, but excluding the promoters or persons belonging to the promoter group of the Company, as may be decided by the ESOS Compensation Committee from time to time, would be entitled to be granted stock options under the Scheme.

3. Transferability of employee stock options

The stock options granted to an employee will not be transferable to any person and shall not be renounced, pledged, hypothecated, mortgaged or otherwise alienated in any manner. However, in the event of the death of an employee stock option holder while in employment, the right to exercise all the vested options granted to him till such date and unvested options scheduled to be vested within six months from the date of death of such employee, shall be transferred to his legal heirs or nominees.

4. Requirements of vesting, period of vesting and maximum period within which the options shall be vested

The Options granted shall vest so long as the employee continues to be in the employment of the Company. The ESOS Compensation Committee may, at its discretion, lay down certain criteria including, but not limited to, performance metrics on the achievement of which the granted options would vest, the detailed terms and conditions relating to such criteria for vesting and the proportion in which options granted would vest (subject to the minimum and maximum vesting period as specified below).

The options would vest not earlier than one year and not later than five years from the date of grant of options. The exact proportion in which and the exact period over which the options would vest would be determined by the ESOS Compensation Committee, subject to the minimum vesting period of one year from the date of grant of options.

5. **Exercise Price**

The exercise price shall be the average price of the equity shares of the Company in the immediate preceding seven day period (at a stock exchange as determined by the ESOS Compensation Committee) on the date prior to the date on which the ESOS Compensation Committee finalises the specific number of Options to be granted to the Employees discounted by such percentage not exceeding 30% (thirty per cent) to be determined by the ESOS Compensation Committee in the best interest of the various stake holders in the then prevailing market conditions.

6. **Exercise Period and the process of Exercise**

The Exercise period would commence from the date of vesting and will expire on completion of five years from the date of vesting of options.

The options will be exercisable by the Employees by a written application accompanied by payment of the exercise price to the Company to exercise the options in such manner, and on execution of such documents, as may be prescribed by the ESOS Compensation Committee from time to time. The options will lapse if not exercised within the specified exercise period.

7. **Appraisal Process for determining the eligibility of the employees to ESOS-2006**

The appraisal process for determining the eligibility of the employees will be specified by the ESOS Compensation Committee, and will be based on criteria such as role / level of the employee, past performance record, future potential of the employees, balance number of years of service until normal retirement age and/or such other criteria that may be determined by the ESOS Compensation Committee at its sole discretion.

8. **Maximum number of options to be issued per employee and in aggregate**

The number of Options that may be granted to an employee under the Scheme shall be decided by the Board. However, the number of options that may be granted to a single employee under the Scheme shall not exceed 0.1% of the paid-up equity share capital of your Company at the time of grant of options. The aggregate of all such grants shall not exceed 2,75,000 Options (0.30% of paid up equity share capital of your Company).

9. **Disclosure and Accounting Policies**

The Company shall comply with the accounting policies prescribed under Clause 13.1 of the SEBI Guidelines and all other disclosure requirements and accounting policies prescribed as per the SEBI Guidelines and other applicable laws and regulations.

10. **Method of option valuation**

To calculate the employee compensation cost, the Company shall use the Intrinsic Value Method for valuation of the options granted.

In case your Company calculates the employee compensation cost using the Intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the cost that shall have been recognized if it had used the Fair Value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

As the Scheme provides for issue of shares to be offered to persons other than existing shareholders of the Company, consent of the members is being sought pursuant to Section 81(1A) and all other applicable provisions, if any, of the Act and as per Clause 6 of the SEBI Guidelines.

Accordingly, the Board recommends the resolution as set out above, for your approval as Special Resolution.

The Options to be granted under the ESOS-2006 shall not be treated as an offer or invitation made to the public for subscription in the securities of your Company.

None of the Directors of the Company, is in any way, concerned or interested in the resolution, except to the extent of the stock options or securities that may be offered to them under the Scheme.

By Order of the Board

Ashok Malu
Company Secretary

Date: 15th December, 2006

Registered Office:
Grasim Industries Limited
Birlagram,
Nagda – 456 331 (M.P.)

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

(1) Name(s) of Shareholder(s) including Joint-holders, if any :

(2) Registered Address of the Sole / First named Shareholder :

(3) Registered Folio No. / DPID No. & Client ID No.* : (*Applicable to investors holding shares in demat form)

(4) No. of Shares held :

(5) I/We hereby exercise my/our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending, my/our assent or dissent to the said resolution by placing tick (✔) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme -2006 and offer and issue of equity shares under the same.			

(Signature of the Shareholder)

Place :

Date :

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS:

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), it must be accompanied by a certified true copy of the power of attorney. If such power of attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. Duly completed **Postal Ballot Form should reach the Company not later than the close of working hours on Wednesday, 17th January, 2007**. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✔) mark should be placed in the relevant box signifying assent (FOR)/dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✔) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the postal ballot will be final.

12. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Dear Shareholder(s),

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A (2) of the Companies Act, 1956 ("Act"), read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, that the enclosed draft resolution relating to approval of Employee Stock Option Scheme-2006 (ESOS-2006) under the provisions of Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") and Section 81(1A) of the Act, is proposed to be passed by Postal Ballot.

The Company proposes to introduce Employee Stock Option Scheme-2006 (ESOS-2006) under SEBI Guidelines to promote the culture of employee ownership in the Company. Accordingly, your approval is sought for the proposal as contained in the draft Resolution. Draft Special Resolution and the Explanatory Statement with reference thereto alongwith a Postal Ballot Form are being sent herewith for your consideration. The Company has appointed Shri Anil Jain, Chartered Accountant, Nagda as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read instructions printed in the Postal Ballot Form and return the Form (no other Form or photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer on or before 17th January, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to one of its Directors or a person authorised by any one of the Directors of the Company after completion of the scrutiny and the result of postal ballot will be announced by the Director or a person authorised by any one of the Directors of the Company on 20th January, 2007 at 12 noon at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.). Shareholders who wish to be present at the time of declaration of the result may do so at the above venue at the appointed time. The result of the Postal Ballot will also be displayed at the said Office of the Company and posted on the Company's website "www.grasim.com" besides communication to the stock exchanges where the Company's shares are listed.

AS SPECIAL RESOLUTION

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution: -

"RESOLVED THAT pursuant to the provisions of Section 81(1A), and all other applicable provisions, if any, of the Companies Act, 1956, (the Act), the Memorandum and Articles of Association of the Company, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") or any statutory modification(s) or re-enactment of the Act or the SEBI guidelines, provisions of any other applicable laws or regulations and listing agreement (s) entered into by the Company with the stock exchanges where the securities of the Company are listed and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof, including the ESOS Compensation Committee which the Board has constituted to exercise its powers, including the powers, conferred by this resolution), the consent of the Company be and is hereby accorded to introduction of the

"Employee Stock Option Scheme-2006" (hereinafter referred to as the "ESOS-2006" or the "Scheme"), the salient features of which are furnished in the Explanatory Statement to the Notice and the consent of the Company be and is hereby accorded to the Board of the Company to create, grant, offer, issue and allot at any time to or to the benefit of such person(s) who are in permanent employment of the Company in the management cadre, working in India or out of India, including any Whole Time Director(s) of the Company (hereinafter collectively referred to as "the employees") as are proposed to be covered under the Scheme, options exercisable into not more than 2,75,000 equity shares of Rs.10/- each of the Company being 0.30% of the paid-up equity share capital of the Company, in one or more tranches, and on such terms and conditions as may be fixed or determined by the Board in accordance with the provisions of the law, SEBI guidelines or guidelines issued by the relevant Authority(ies)."

"RESOLVED FURTHER THAT without prejudice to the generality of the above but subject to the terms as approved by the Members, the Board be and is hereby authorised to formulate the Scheme (including terms relating to eligibility of the said employees under the Scheme), to grant the options under the Scheme (detailing the terms of the option) at such time or times as it may decide in its absolute discretion, as to when the said equity shares are to be issued, the number of shares to be issued in each tranche, the terms or combination of terms subject to which the said shares are to be issued (including the combination of terms for shares issued at various points of time), the conditions under which option vested in employees may lapse, terms relating to specified time within which the employee should exercise his option in the event of his termination or resignation, terms relating to dividend on the shares to be issued and all such other terms as could be applicable to the offerings of similar nature."

"RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issues, bonus issues, merger, demerger, amalgamation, sale of division and any other form of corporate restructuring, if any additional equity shares are issued by the Company to the Option Grantees for the purpose of making a fair and reasonable adjustment to the options granted earlier, the above ceiling of 2,75,000 equity shares of Rs.10/- each shall be deemed to be increased to the extent of such additional equity shares issued."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot equity shares upon exercise of options from time to time in accordance with the Scheme and such equity shares shall rank pari passu in all respects with the then existing equity shares of the Company."

"RESOLVED FURTHER THAT in case the equity shares of the Company are either sub-divided or consolidated, then the number of shares to be allotted and the price of acquisition payable by the Option Grantees under the Scheme shall automatically stand augmented or reduced, as the case may be, in the same proportion as the present face value of Rs.10/- per equity share bears to the revised face value of the equity shares of the Company after such sub-division or consolidation, without affecting any other rights or obligations of the said allottees."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the securities allotted under the Scheme on the stock exchanges where the securities of the Company are listed as per the provisions of the listing agreement(s) with the concerned stock exchanges, the SEBI guidelines and other applicable laws and regulations."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to make modifications, changes, variations, alterations or revisions in the said Scheme as it may deem fit, from time to time in conformity with the provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company, SEBI Guidelines and any other applicable laws, unless such variation, amendment, modification or alteration is detrimental to the interest of the present and future employees of the Company."

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173 AND 192A OF THE COMPANIES ACT, 1956

Your Company appreciates the critical role its employees play in its growth. Your Company strongly feels that the value created by its employees should be shared with them. To promote the culture of employee ownership in your Company, the Board of Directors of your Company at its meeting held on 7th December, 2006 resolved to introduce the "Employee Stock Option Scheme–2006" (hereinafter referred to as the "ESOS–2006" or the "Scheme") subject to the approval of the shareholders and the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended (the "SEBI Guidelines"). The Board of Directors of your Company also constituted a Compensation Committee comprising of a majority of independent directors (hereinafter called "ESOS Compensation Committee") to formulate the detailed terms and conditions of the ESOS–2006 and once formulated, to administer and implement the ESOS-2006 in accordance with the SEBI Guidelines.

The approval of the shareholders is, therefore being sought for issue of stock options to the employees of your Company by introduction of the ESOS-2006.

The main features of the ESOS–2006 are as under:

1. **Total number of options to be granted**

   A total of not more than 2,75,000 (Two lac seventy five thousand) options would be available for being granted to eligible permanent employees of the Company in the management cadre, working in India or out of India under the Scheme, detailed terms of which are to be formulated by the Board of Directors of the Company (the "**Board**" which expression includes any Committee thereof, including the ESOS Compensation Committee of the Board of Directors constituted by the Board in this behalf) but subject to the broad parameters of the Scheme to be approved by the shareholders. Each option when exercised would be converted into one equity share of Rs.10/- fully paid-up of your Company.

   Vested options that lapse due to non-exercise or unvested options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

   SEBI Guidelines require that in case of any corporate action(s) such as rights issues, bonus issues, merger, sale of division and others, a fair and reasonable adjustment needs to be made to the options granted. Accordingly, if any additional equity shares are issued by the Company to the Option Grantees for making such fair and reasonable adjustment, the ceiling of 2,75,000 equity shares shall be deemed to be increased to the extent of such additional equity shares issued.

2. ***Identification of classes of employees entitled to participate in the Employee Stock Option Scheme***

   All permanent employees of the Company in the management cadre, working in India or out of India, including the Whole Time Directors, but excluding the promoters or persons belonging to the promoter group of the Company, as may be decided by the ESOS Compensation Committee from time to time, would be entitled to be granted stock options under the Scheme.

3. **Transferability of employee stock options**

   The stock options granted to an employee will not be transferable to any person and shall not be renounced, pledged, hypothecated, mortgaged or otherwise alienated in any manner. However, in the event of the death of an employee stock option holder while in employment, the right to exercise all the vested options granted to him till such date and unvested options scheduled to be vested within six months from the date of death of such employee, shall be transferred to his legal heirs or nominees.

4. **Requirements of vesting, period of vesting and maximum period within which the options shall be vested**

   The Options granted shall vest so long as the employee continues to be in the employment of the Company. The ESOS Compensation Committee may, at its discretion, lay down certain criteria including, but not limited to, performance metrics on the achievement of which the granted options would vest, the detailed terms and conditions relating to such criteria for vesting and the proportion in which options granted would vest (subject to the minimum and maximum vesting period as specified below).

   The options would vest not earlier than one year and not later than five years from the date of grant of options. The exact proportion in which and the exact period over which the options would vest would be determined by the ESOS Compensation Committee, subject to the minimum vesting period of one year from the date of grant of options.

5. **Exercise Price**

The exercise price shall be the average price of the equity shares of the Company in the immediate preceding seven day period (at a stock exchange as determined by the ESOS Compensation Committee) on the date prior to the date on which the ESOS Compensation Committee finalises the specific number of Options to be granted to the Employees discounted by such percentage not exceeding 30% (thirty per cent) to be determined by the ESOS Compensation Committee in the best interest of the various stake holders in the then prevailing market conditions.

6. **Exercise Period and the process of Exercise**

The Exercise period would commence from the date of vesting and will expire on completion of five years from the date of vesting of options.

The options will be exercisable by the Employees by a written application accompanied by payment of the exercise price to the Company to exercise the options in such manner, and on execution of such documents, as may be prescribed by the ESOS Compensation Committee from time to time. The options will lapse if not exercised within the specified exercise period.

7. **Appraisal Process for determining the eligibility of the employees to ESOS-2006**

The appraisal process for determining the eligibility of the employees will be specified by the ESOS Compensation Committee, and will be based on criteria such as role / level of the employee, past performance record, future potential of the employees, balance number of years of service until normal retirement age and/or such other criteria that may be determined by the ESOS Compensation Committee at its sole discretion.

8. **Maximum number of options to be issued per employee and in aggregate**

The number of Options that may be granted to an employee under the Scheme shall be decided by the Board. However, the number of options that may be granted to a single employee under the Scheme shall not exceed 0.1% of the paid-up equity share capital of your Company at the time of grant of options. The aggregate of all such grants shall not exceed 2,75,000 Options (0.30% of paid up equity share capital of your Company).

9. **Disclosure and Accounting Policies**

The Company shall comply with the accounting policies prescribed under Clause 13.1 of the SEBI Guidelines and all other disclosure requirements and accounting policies prescribed as per the SEBI Guidelines and other applicable laws and regulations.

10. **Method of option valuation**

To calculate the employee compensation cost, the Company shall use the Intrinsic Value Method for valuation of the options granted.

In case your Company calculates the employee compensation cost using the Intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the cost that shall have been recognized if it had used the Fair Value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

As the Scheme provides for issue of shares to be offered to persons other than existing shareholders of the Company, consent of the members is being sought pursuant to Section 81(1A) and all other applicable provisions, if any, of the Act and as per Clause 6 of the SEBI Guidelines.

Accordingly, the Board recommends the resolution as set out above, for your approval as Special Resolution.

The Options to be granted under the ESOS-2006 shall not be treated as an offer or invitation made to the public for subscription in the securities of your Company.

None of the Directors of the Company, is in any way, concerned or interested in the resolution, except to the extent of the stock options or securities that may be offered to them under the Scheme.

By Order of the Board

Ashok Malu
Company Secretary

Date: 15th December, 2006

Registered Office:
Grasim Industries Limited
Birlagram,
Nagda - 456 331 (M.P.)

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

(1) Name(s) of Shareholder(s) including Joint-holders, if any :

(2) Registered Address of the Sole / First named Shareholder :

(3) Registered Folio No. / DPID No. & Client ID No.* : (*Applicable to investors holding shares in demat form)

(4) No. of Shares held :

(5) I/We hereby exercise my/our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending, my/our assent or dissent to the said resolution by placing tick (✔) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme -2006 and offer and issue of equity shares under the same.			

(Signature of the Shareholder)

Place :

Date :

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS:

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.
2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.
3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), it must be accompanied by a certified true copy of the power of attorney. If such power of attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/her signature.
4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).
5. The exercise of vote by postal ballot through Proxy is not permitted.
6. Unsigned Postal Ballot forms will be rejected.
7. Duly completed **Postal Ballot Form should reach the Company not later than the close of working hours on Wednesday, 17th January, 2007**. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholders has not been received.
8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.
9. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.
10. A tick (✔) mark should be placed in the relevant box signifying assent (FOR)/dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✔) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.
11. The Scrutinizer's decision on the validity of the postal ballot will be final.
12. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).
13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.
14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Dear Shareholder(s),

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A (2) of the Companies Act, 1956 ("Act"), read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, that the enclosed draft resolution relating to approval of Employee Stock Option Scheme-2006 (ESOS-2006) under the provisions of Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") and Section 81(1A) of the Act, is proposed to be passed by Postal Ballot.

The Company proposes to introduce Employee Stock Option Scheme-2006 (ESOS-2006) under SEBI Guidelines to promote the culture of employee ownership in the Company. Accordingly, your approval is sought for the proposal as contained in the draft Resolution. Draft Special Resolution and the Explanatory Statement with reference thereto alongwith a Postal Ballot Form are being sent herewith for your consideration. The Company has appointed Shri Anil Jain, Chartered Accountant, Nagda as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read instructions printed in the Postal Ballot Form and return the Form (no other Form or photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer on or before 17th January, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to one of its Directors or a person authorised by any one of the Directors of the Company after completion of the scrutiny and the result of postal ballot will be announced by the Director or a person authorised by any one of the Directors of the Company on 20th January, 2007 at 12 noon at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.). Shareholders who wish to be present at the time of declaration of the result may do so at the above venue at the appointed time. The result of the Postal Ballot will also be displayed at the said Office of the Company and posted on the Company's website "www.grasim.com" besides communication to the stock exchanges where the Company's shares are listed.

AS SPECIAL RESOLUTION

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution: -

"RESOLVED THAT pursuant to the provisions of Section 81(1A), and all other applicable provisions, if any, of the Companies Act, 1956, (the Act), the Memorandum and Articles of Association of the Company, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") or any statutory modification(s) or re-enactment of the Act or the SEBI guidelines, provisions of any other applicable laws or regulations and listing agreement (s) entered into by the Company with the stock exchanges where the securities of the Company are listed and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof, including the ESOS Compensation Committee which the Board has constituted to exercise its powers, including the powers, conferred by this resolution), the consent of the Company be and is hereby accorded to introduction of the

"Employee Stock Option Scheme-2006" (hereinafter referred to as the "ESOS-2006" or the "Scheme"), the salient features of which are furnished in the Explanatory Statement to the Notice and the consent of the Company be and is hereby accorded to the Board of the Company to create, grant, offer, issue and allot at any time to or to the benefit of such person(s) who are in permanent employment of the Company in the management cadre, working in India or out of India, including any Whole Time Director(s) of the Company (hereinafter collectively referred to as "the employees") as are proposed to be covered under the Scheme, options exercisable into not more than 2,75,000 equity shares of Rs.10/- each of the Company being 0.30% of the paid-up equity share capital of the Company, in one or more tranches, and on such terms and conditions as may be fixed or determined by the Board in accordance with the provisions of the law, SEBI guidelines or guidelines issued by the relevant Authority(ies)."

"RESOLVED FURTHER THAT without prejudice to the generality of the above but subject to the terms as approved by the Members, the Board be and is hereby authorised to formulate the Scheme (including terms relating to eligibility of the said employees under the Scheme), to grant the options under the Scheme (detailing the terms of the option) at such time or times as it may decide in its absolute discretion, as to when the said equity shares are to be issued, the number of shares to be issued in each tranche, the terms or combination of terms subject to which the said shares are to be issued (including the combination of terms for shares issued at various points of time), the conditions under which option vested in employees may lapse, terms relating to specified time within which the employee should exercise his option in the event of his termination or resignation, terms relating to dividend on the shares to be issued and all such other terms as could be applicable to the offerings of similar nature."

"RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issues, bonus issues, merger, demerger, amalgamation, sale of division and any other form of corporate restructuring, if any additional equity shares are issued by the Company to the Option Grantees for the purpose of making a fair and reasonable adjustment to the options granted earlier, the above ceiling of 2,75,000 equity shares of Rs.10/- each shall be deemed to be increased to the extent of such additional equity shares issued."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot equity shares upon exercise of options from time to time in accordance with the Scheme and such equity shares shall rank pari passu in all respects with the then existing equity shares of the Company."

"RESOLVED FURTHER THAT in case the equity shares of the Company are either sub-divided or consolidated, then the number of shares to be allotted and the price of acquisition payable by the Option Grantees under the Scheme shall automatically stand augmented or reduced, as the case may be, in the same proportion as the present face value of Rs.10/- per equity share bears to the revised face value of the equity shares of the Company after such sub-division or consolidation, without affecting any other rights or obligations of the said allottees."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the securities allotted under the Scheme on the stock exchanges where the securities of the Company are listed as per the provisions of the listing agreement(s) with the concerned stock exchanges, the SEBI guidelines and other applicable laws and regulations."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to make modifications, changes, variations, alterations or revisions in the said Scheme as it may deem fit, from time to time in conformity with the provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company, SEBI Guidelines and any other applicable laws, unless such variation, amendment, modification or alteration is detrimental to the interest of the present and future employees of the Company."

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173 AND 192A OF THE COMPANIES ACT, 1956

Your Company appreciates the critical role its employees play in its growth. Your Company strongly feels that the value created by its employees should be shared with them. To promote the culture of employee ownership in your Company, the Board of Directors of your Company at its meeting held on 7th December, 2006 resolved to introduce the "Employee Stock Option Scheme–2006" (hereinafter referred to as the "ESOS–2006" or the "Scheme") subject to the approval of the shareholders and the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended (the "SEBI Guidelines"). The Board of Directors of your Company also constituted a Compensation Committee comprising of a majority of independent directors (hereinafter called "ESOS Compensation Committee") to formulate the detailed terms and conditions of the ESOS–2006 and once formulated, to administer and implement the ESOS-2006 in accordance with the SEBI Guidelines.

The approval of the shareholders is, therefore being sought for issue of stock options to the employees of your Company by introduction of the ESOS-2006.

The main features of the ESOS–2006 are as under:

1. **Total number of options to be granted**

   A total of not more than 2,75,000 (Two lac seventy five thousand) options would be available for being granted to eligible permanent employees of the Company in the management cadre, working in India or out of India under the Scheme, detailed terms of which are to be formulated by the Board of Directors of the Company (the "**Board**" which expression includes any Committee thereof, including the ESOS Compensation Committee of the Board of Directors constituted by the Board in this behalf) but subject to the broad parameters of the Scheme to be approved by the shareholders. Each option when exercised would be converted into one equity share of Rs.10/- fully paid-up of your Company.

   Vested options that lapse due to non-exercise or unvested options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

   SEBI Guidelines require that in case of any corporate action(s) such as rights issues, bonus issues, merger, sale of division and others, a fair and reasonable adjustment needs to be made to the options granted. Accordingly, if any additional equity shares are issued by the Company to the Option Grantees for making such fair and reasonable adjustment, the ceiling of 2,75,000 equity shares shall be deemed to be increased to the extent of such additional equity shares issued.

2. **Identification of classes of employees entitled to participate in the Employee Stock Option Scheme**

   All permanent employees of the Company in the management cadre, working in India or out of India, including the Whole Time Directors, but excluding the promoters or persons belonging to the promoter group of the Company, as may be decided by the ESOS Compensation Committee from time to time, would be entitled to be granted stock options under the Scheme.

3. **Transferability of employee stock options**

   The stock options granted to an employee will not be transferable to any person and shall not be renounced, pledged, hypothecated, mortgaged or otherwise alienated in any manner. However, in the event of the death of an employee stock option holder while in employment, the right to exercise all the vested options granted to him till such date and unvested options scheduled to be vested within six months from the date of death of such employee, shall be transferred to his legal heirs or nominees.

4. **Requirements of vesting, period of vesting and maximum period within which the options shall be vested**

   The Options granted shall vest so long as the employee continues to be in the employment of the Company. The ESOS Compensation Committee may, at its discretion, lay down certain criteria including, but not limited to, performance metrics on the achievement of which the granted options would vest, the detailed terms and conditions relating to such criteria for vesting and the proportion in which options granted would vest (subject to the minimum and maximum vesting period as specified below).

   The options would vest not earlier than one year and not later than five years from the date of grant of options. The exact proportion in which and the exact period over which the options would vest would be determined by the ESOS Compensation Committee, subject to the minimum vesting period of one year from the date of grant of options.

5. **Exercise Price**

The exercise price shall be the average price of the equity shares of the Company in the immediate preceding seven day period (at a stock exchange as determined by the ESOS Compensation Committee) on the date prior to the date on which the ESOS Compensation Committee finalises the specific number of Options to be granted to the Employees discounted by such percentage not exceeding 30% (thirty per cent) to be determined by the ESOS Compensation Committee in the best interest of the various stake holders in the then prevailing market conditions.

6. **Exercise Period and the process of Exercise**

The Exercise period would commence from the date of vesting and will expire on completion of five years from the date of vesting of options.

The options will be exercisable by the Employees by a written application accompanied by payment of the exercise price to the Company to exercise the options in such manner, and on execution of such documents, as may be prescribed by the ESOS Compensation Committee from time to time. The options will lapse if not exercised within the specified exercise period.

7. **Appraisal Process for determining the eligibility of the employees to ESOS-2006**

The appraisal process for determining the eligibility of the employees will be specified by the ESOS Compensation Committee, and will be based on criteria such as role / level of the employee, past performance record, future potential of the employees, balance number of years of service until normal retirement age and/or such other criteria that may be determined by the ESOS Compensation Committee at its sole discretion.

8. **Maximum number of options to be issued per employee and in aggregate**

The number of Options that may be granted to an employee under the Scheme shall be decided by the Board. However, the number of options that may be granted to a single employee under the Scheme shall not exceed 0.1% of the paid-up equity share capital of your Company at the time of grant of options. The aggregate of all such grants shall not exceed 2,75,000 Options (0.30% of paid up equity share capital of your Company).

9. **Disclosure and Accounting Policies**

The Company shall comply with the accounting policies prescribed under Clause 13.1 of the SEBI Guidelines and all other disclosure requirements and accounting policies prescribed as per the SEBI Guidelines and other applicable laws and regulations.

10. **Method of option valuation**

To calculate the employee compensation cost, the Company shall use the Intrinsic Value Method for valuation of the options granted.

In case your Company calculates the employee compensation cost using the Intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the cost that shall have been recognized if it had used the Fair Value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

As the Scheme provides for issue of shares to be offered to persons other than existing shareholders of the Company, consent of the members is being sought pursuant to Section 81(1A) and all other applicable provisions, if any, of the Act and as per Clause 6 of the SEBI Guidelines.

Accordingly, the Board recommends the resolution as set out above, for your approval as Special Resolution.

The Options to be granted under the ESOS-2006 shall not be treated as an offer or invitation made to the public for subscription in the securities of your Company.

None of the Directors of the Company, is in any way, concerned or interested in the resolution, except to the extent of the stock options or securities that may be offered to them under the Scheme.

By Order of the Board

Ashok Malu
Company Secretary

Date: 15th December, 2006

Registered Office:
Grasim Industries Limited
Birlagram,
Nagda – 456 331 (M.P.)

GRASIM

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

(1) Name(s) of Shareholder(s) including Joint-holders, if any :

(2) Registered Address of the Sole / First named Shareholder :

(3) Registered Folio No. / DPID No. & Client ID No.* : (*Applicable to investors holding shares in demat form)

(4) No. of Shares held :

(5) I/We hereby exercise my/our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending, my/our assent or dissent to the said resolution by placing tick (✔) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme –2006 and offer and issue of equity shares under the same.			

Cancelled

(Signature of the Shareholder)

Place :

Date :

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS:

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.
2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.
3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), it must be accompanied by a certified true copy of the power of attorney. If such power of attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/her signature.
4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).
5. The exercise of vote by postal ballot through Proxy is not permitted.
6. Unsigned Postal Ballot forms will be rejected.
7. Duly completed **Postal Ballot Form should reach the Company not later than the close of working hours on Wednesday, 17th January, 2007**. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholders has not been received.
8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.
9. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.
10. A tick (✔) mark should be placed in the relevant box signifying assent (FOR)/dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✔) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.
11. The Scrutinizer's decision on the validity of the postal ballot will be final.
12. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).
13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.
14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.

GRASIM INDUSTRIES LIMITED

Regd. Office: Birlagram, Nagda - 456 331 (M.P.)

Dear Shareholder(s),

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A (2) of the Companies Act, 1956 ("Act"), read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, that the enclosed draft resolution relating to approval of Employee Stock Option Scheme-2006 (ESOS-2006) under the provisions of Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") and Section 81(1A) of the Act, is proposed to be passed by Postal Ballot.

The Company proposes to introduce Employee Stock Option Scheme-2006 (ESOS-2006) under SEBI Guidelines to promote the culture of employee ownership in the Company. Accordingly, your approval is sought for the proposal as contained in the draft Resolution. Draft Special Resolution and the Explanatory Statement with reference thereto alongwith a Postal Ballot Form are being sent herewith for your consideration. The Company has appointed Shri Anil Jain, Chartered Accountant, Nagda as Scrutinizer for conducting the postal ballot process in a fair and transparent manner.

You are requested to carefully read instructions printed in the Postal Ballot Form and return the Form (no other Form or photocopy thereof is permitted) duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer on or before 17th January, 2007. The Scrutinizer will submit his report addressed to the Board of Directors of the Company to one of its Directors or a person authorised by any one of the Directors of the Company after completion of the scrutiny and the result of postal ballot will be announced by the Director or a person authorised by any one of the Directors of the Company on 20th January, 2007 at 12 noon at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.). Shareholders who wish to be present at the time of declaration of the result may do so at the above venue at the appointed time. The result of the Postal Ballot will also be displayed at the said Office of the Company and posted on the Company's website "www.grasim.com" besides communication to the stock exchanges where the Company's shares are listed.

AS SPECIAL RESOLUTION

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution: -

"RESOLVED THAT pursuant to the provisions of Section 81(1A), and all other applicable provisions, if any, of the Companies Act, 1956, (the Act), the Memorandum and Articles of Association of the Company, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (hereinafter referred to as "SEBI Guidelines") or any statutory modification(s) or re-enactment of the Act or the SEBI guidelines, provisions of any other applicable laws or regulations and listing agreement (s) entered into by the Company with the stock exchanges where the securities of the Company are listed and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee thereof, including the ESOS Compensation Committee which the Board has constituted to exercise its powers, including the powers, conferred by this resolution), the consent of the Company be and is hereby accorded to introduction of the

"Employee Stock Option Scheme–2006" (hereinafter referred to as the "ESOS–2006" or the "Scheme"), the salient features of which are furnished in the Explanatory Statement to the Notice and the consent of the Company be and is hereby accorded to the Board of the Company to create, grant, offer, issue and allot at any time to or to the benefit of such person(s) who are in permanent employment of the Company in the management cadre, working in India or out of India, including any Whole Time Director(s) of the Company (hereinafter collectively referred to as "the employees") as are proposed to be covered under the Scheme, options exercisable into not more than 2,75,000 equity shares of Rs.10/- each of the Company being 0.30% of the paid-up equity share capital of the Company, in one or more tranches, and on such terms and conditions as may be fixed or determined by the Board in accordance with the provisions of the law, SEBI guidelines or guidelines issued by the relevant Authority(ies)."

"RESOLVED FURTHER THAT without prejudice to the generality of the above but subject to the terms as approved by the Members, the Board be and is hereby authorised to formulate the Scheme (including terms relating to eligibility of the said employees under the Scheme), to grant the options under the Scheme (detailing the terms of the option) at such time or times as it may decide in its absolute discretion, as to when the said equity shares are to be issued, the number of shares to be issued in each tranche, the terms or combination of terms subject to which the said shares are to be issued (including the combination of terms for shares issued at various points of time), the conditions under which option vested in employees may lapse, terms relating to specified time within which the employee should exercise his option in the event of his termination or resignation, terms relating to dividend on the shares to be issued and all such other terms as could be applicable to the offerings of similar nature."

"RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issues, bonus issues, merger, demerger, amalgamation, sale of division and any other form of corporate restructuring, if any additional equity shares are issued by the Company to the Option Grantees for the purpose of making a fair and reasonable adjustment to the options granted earlier, the above ceiling of 2,75,000 equity shares of Rs.10/- each shall be deemed to be increased to the extent of such additional equity shares issued."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot equity shares upon exercise of options from time to time in accordance with the Scheme and such equity shares shall rank pari passu in all respects with the then existing equity shares of the Company."

"RESOLVED FURTHER THAT in case the equity shares of the Company are either sub-divided or consolidated, then the number of shares to be allotted and the price of acquisition payable by the Option Grantees under the Scheme shall automatically stand augmented or reduced, as the case may be, in the same proportion as the present face value of Rs.10/- per equity share bears to the revised face value of the equity shares of the Company after such sub-division or consolidation, without affecting any other rights or obligations of the said allottees."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the securities allotted under the Scheme on the stock exchanges where the securities of the Company are listed as per the provisions of the listing agreement(s) with the concerned stock exchanges, the SEBI guidelines and other applicable laws and regulations."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to make modifications, changes, variations, alterations or revisions in the said Scheme as it may deem fit, from time to time in conformity with the provisions of the Companies Act, 1956, the Memorandum and Articles of Association of the Company, SEBI Guidelines and any other applicable laws, unless such variation, amendment, modification or alteration is detrimental to the interest of the present and future employees of the Company."

EXPLANATORY STATEMENT PURSUANT TO SECTIONS 173 AND 192A OF THE COMPANIES ACT, 1956

Your Company appreciates the critical role its employees play in its growth. Your Company strongly feels that the value created by its employees should be shared with them. To promote the culture of employee ownership in your Company, the Board of Directors of your Company at its meeting held on 7th December, 2006 resolved to introduce the "Employee Stock Option Scheme–2006" (hereinafter referred to as the "ESOS–2006" or the "Scheme") subject to the approval of the shareholders and the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended (the "SEBI Guidelines"). The Board of Directors of your Company also constituted a Compensation Committee comprising of a majority of independent directors (hereinafter called "ESOS Compensation Committee") to formulate the detailed terms and conditions of the ESOS-2006 and once formulated, to administer and implement the ESOS-2006 in accordance with the SEBI Guidelines.

The approval of the shareholders is, therefore being sought for issue of stock options to the employees of your Company by introduction of the ESOS-2006.

The main features of the ESOS–2006 are as under:

1. **Total number of options to be granted**

   A total of not more than 2,75,000 (Two lac seventy five thousand) options would be available for being granted to eligible permanent employees of the Company in the management cadre, working in India or out of India under the Scheme, detailed terms of which are to be formulated by the Board of Directors of the Company (the "**Board**" which expression includes any Committee thereof, including the ESOS Compensation Committee of the Board of Directors constituted by the Board in this behalf) but subject to the broad parameters of the Scheme to be approved by the shareholders. Each option when exercised would be converted into one equity share of Rs.10/- fully paid-up of your Company.

   Vested options that lapse due to non-exercise or unvested options that get cancelled due to resignation of the employees or otherwise, would be available for being re-granted at a future date.

   SEBI Guidelines require that in case of any corporate action(s) such as rights issues, bonus issues, merger, sale of division and others, a fair and reasonable adjustment needs to be made to the options granted. Accordingly, if any additional equity shares are issued by the Company to the Option Grantees for making such fair and reasonable adjustment, the ceiling of 2,75,000 equity shares shall be deemed to be increased to the extent of such additional equity shares issued.

2. **Identification of classes of employees entitled to participate in the Employee Stock Option Scheme**

   All permanent employees of the Company in the management cadre, working in India or out of India, including the Whole Time Directors, but excluding the promoters or persons belonging to the promoter group of the Company, as may be decided by the ESOS Compensation Committee from time to time, would be entitled to be granted stock options under the Scheme.

3. **Transferability of employee stock options**

   The stock options granted to an employee will not be transferable to any person and shall not be renounced, pledged, hypothecated, mortgaged or otherwise alienated in any manner. However, in the event of the death of an employee stock option holder while in employment, the right to exercise all the vested options granted to him till such date and unvested options scheduled to be vested within six months from the date of death of such employee, shall be transferred to his legal heirs or nominees.

4. **Requirements of vesting, period of vesting and maximum period within which the options shall be vested**

   The Options granted shall vest so long as the employee continues to be in the employment of the Company. The ESOS Compensation Committee may, at its discretion, lay down certain criteria including, but not limited to, performance metrics on the achievement of which the granted options would vest, the detailed terms and conditions relating to such criteria for vesting and the proportion in which options granted would vest (subject to the minimum and maximum vesting period as specified below).

   The options would vest not earlier than one year and not later than five years from the date of grant of options. The exact proportion in which and the exact period over which the options would vest would be determined by the ESOS Compensation Committee, subject to the minimum vesting period of one year from the date of grant of options.

5. **Exercise Price**

The exercise price shall be the average price of the equity shares of the Company in the immediate preceding seven day period (at a stock exchange as determined by the ESOS Compensation Committee) on the date prior to the date on which the ESOS Compensation Committee finalises the specific number of Options to be granted to the Employees discounted by such percentage not exceeding 30% (thirty per cent) to be determined by the ESOS Compensation Committee in the best interest of the various stake holders in the then prevailing market conditions.

6. **Exercise Period and the process of Exercise**

The Exercise period would commence from the date of vesting and will expire on completion of five years from the date of vesting of options.

The options will be exercisable by the Employees by a written application accompanied by payment of the exercise price to the Company to exercise the options in such manner, and on execution of such documents, as may be prescribed by the ESOS Compensation Committee from time to time. The options will lapse if not exercised within the specified exercise period.

7. **Appraisal Process for determining the eligibility of the employees to ESOS-2006**

The appraisal process for determining the eligibility of the employees will be specified by the ESOS Compensation Committee, and will be based on criteria such as role / level of the employee, past performance record, future potential of the employees, balance number of years of service until normal retirement age and/or such other criteria that may be determined by the ESOS Compensation Committee at its sole discretion.

8. **Maximum number of options to be issued per employee and in aggregate**

The number of Options that may be granted to an employee under the Scheme shall be decided by the Board. However, the number of options that may be granted to a single employee under the Scheme shall not exceed 0.1% of the paid-up equity share capital of your Company at the time of grant of options. The aggregate of all such grants shall not exceed 2,75,000 Options (0.30% of paid up equity share capital of your Company).

9. **Disclosure and Accounting Policies**

The Company shall comply with the accounting policies prescribed under Clause 13.1 of the SEBI Guidelines and all other disclosure requirements and accounting policies prescribed as per the SEBI Guidelines and other applicable laws and regulations.

10. **Method of option valuation**

To calculate the employee compensation cost, the Company shall use the Intrinsic Value Method for valuation of the options granted.

In case your Company calculates the employee compensation cost using the Intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the cost that shall have been recognized if it had used the Fair Value of the options, shall be disclosed in the Directors' Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

As the Scheme provides for issue of shares to be offered to persons other than existing shareholders of the Company, consent of the members is being sought pursuant to Section 81(1A) and all other applicable provisions, if any, of the Act and as per Clause 6 of the SEBI Guidelines.

Accordingly, the Board recommends the resolution as set out above, for your approval as Special Resolution.

The Options to be granted under the ESOS-2006 shall not be treated as an offer or invitation made to the public for subscription in the securities of your Company.

None of the Directors of the Company, is in any way, concerned or interested in the resolution, except to the extent of the stock options or securities that may be offered to them under the Scheme.

By Order of the Board

Ashok Malu
Company Secretary

Date: 15th December, 2006

Registered Office:
Grasim Industries Limited
Birlagram,
Nagda – 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456 331 (M.P.)

POSTAL BALLOT FORM

Serial No.

(1) Name(s) of Shareholder(s) including Joint-holders, if any :

(2) Registered Address of the Sole / First named Shareholder :

(3) Registered Folio No. / DPID No. & Client ID No.* : (*Applicable to investors holding shares in demat form)

(4) No. of Shares held :

(5) I/We hereby exercise my/our vote in respect of the Special Resolution to be passed through Postal Ballot for the business stated in the Notice of the Company by sending, my/our assent or dissent to the said resolution by placing tick (✔) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Special Resolution under Section 81(1A) of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme -2006 and offer and issue of equity shares under the same.			

Cancelled

(Signature of the Shareholder)

Place :

Date :

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS:

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the address of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder. In case the form is signed by the Power of Attorney holder for and on behalf of the shareholder(s), it must be accompanied by a certified true copy of the power of attorney. If such power of attorney is already registered with the Company, Power of Attorney holder should quote the registration number beneath his/her signature.

4. In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of the Board Resolution/Authority together with the attested specimen signature(s) of the Authorised Signatory(ies).

5. The exercise of vote by postal ballot through Proxy is not permitted.

6. Unsigned Postal Ballot forms will be rejected.

7. Duly completed **Postal Ballot Form should reach the Company not later than the close of working hours on Wednesday, 17th January, 2007**. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholders has not been received.

8. Voting rights shall be reckoned on the paid up value of the Shares registered in the name of the Shareholders on the date of despatch of the Notice.

9. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope, as such envelopes will be received by the Scrutinizer and any extraneous paper found in such envelope would not be taken cognizance of and shall be destroyed by the Scrutinizer.

10. A tick (✔) mark should be placed in the relevant box signifying assent (FOR)/dissent (AGAINST) for the resolution, as the case may be, before mailing the Postal Ballot Form. Incomplete, unsigned, improperly or incorrectly tick (✔) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick marks in both the columns will render the Postal Ballot Form invalid.

11. The Scrutinizer's decision on the validity of the postal ballot will be final.

12. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).

13. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

14. The attached **self-addressed envelope is only for the limited purpose of this postal ballot process** and the same should not be used by the shareholders for sending any other correspondence to the Company.